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September 13, 2022

VIA EDGAR AND E-MAIL

Mr. Perry Hindin

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLORY STAR NEW MEDIA GROUP HOLDINGS LIMItEd
Schedule 13E-3
Filed on August 8, 2022
Filed by GLORY STAR NEW MEDIA
GROUP HOLDINGS LIMItEd, et al.
FILE NO. 005-90609

Dear Mr. Hindin:

On behalf of Glory Star New Media Group Holdings Limited, a business company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 1, 2022, with respect to the above-referenced Schedule 13E-3, File No. 005-90609 (the “Schedule 13E-3”) filed on August 8, 2022 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amended preliminary proxy statement on Schedule 13E-3 (the “Revised Proxy Statement”) which has been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Revised Proxy Statement incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. The Amendment No.1 to the Schedule 13E-3 (the “Amendment to Schedule 13E-3”) has also been filed concurrently with the submission of this letter, which incorporates certain other updated information. In addition, marked copies of the Revised Proxy Statement and the Amendment to Schedule 13E-3 indicating changes against the proxy statement and the Schedule 13E-3 are being provided separately to the Staff via email.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners T C Hill M Lin O Chan D Y C So C J Dobby M D R Parsons N W O Tang E I Low* J P Kwan S K S Li L H S Leung A J McGinty L Davidson A Croke J E M Leitch B A Phillips

Counsel A D E Cobden K K S Wong K C W Lee J S F Yim J Leung T Liu D Lau S Suen

Foreign Legal Consultants S Tang (New York, USA) B Kostrzewa (District of Columbia, USA) *Notary Public

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Bing Zhang, Mr. Jia Lu, Shah Capital Opportunity Fund LP, certain other rollover shareholders, and such other persons involved in the merger as set forth in the Revised Proxy Statement, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3 filed August 8, 2022

Background of the Merger, page 24

1.	Refer to the last paragraph on page 26 of the preliminary proxy statement. Disclosure in this paragraph indicates that "Benchmark provided the Special Committee with an update on its financial analysis of the Company, including the principal valuation methodologies utilized in its financial analyses." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statement references a presentation made by Benchmark during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated June 13, 2022 currently filed as an exhibit. Furthermore, if the reference to the term "update" in the above disclosure is intended to refer to a presentation made prior to June 13, please consider this comment with respect to that presentation as well. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

The Company respectfully advises the Staff that during the meeting on June 13, 2022, Benchmark provided a status update of its financial due diligence work with respect to the Company. Benchmark also introduced to the Special Committee the valuation methodologies it would utilize in its financial analysis which Benchmark would deem to be appropriate for a transaction of this type. No written materials with respect to the financial analysis were presented at such meeting.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

2.	Refer to the second paragraph on page 38 of the preliminary proxy statement. Disclosure therein states that "[t]he Special Committee further noted that the Buyer Group had agreed to most of the terms proposed by the Special Committee and the only remaining key item was the 'majority of the minority vote' requirement." There is no disclosure in subsequent paragraphs regarding the majority of the minority requirement in this section, yet such paragraphs disclose that the Special Committee unanimously determined to recommend the transaction to the Board. Please revise the disclosure to address the Special Committee's apparent dismissal of this requirement as an important consideration in reaching its conclusions regarding the transaction and its recommendations to the Board.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

3.	Refer to the first paragraph on page 29. Disclosure therein indicates that "the Board, on behalf of the Company, (i) determined that it is fair (both substantively and procedurally) to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders)." Please revise this disclosure to conform with disclosure elsewhere in the proxy statement that appears to suggest that the Board reached the express conclusion regarding "unaffiliated security holders" described in Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 8, 28, 29, 30, 66 and 71 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 36

4.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv) and (v) ) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Buyer Group's determination.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 39 of the Revised Proxy Statement.

Certain Financial Projections, page 39

5.	Disclosure in this section references "bases and assumptions" on which the projections and forecasts were compiled. Please revise to disclose these bases and assumptions and quantify where practicable.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 40, 41 and 42 of the Revised Proxy Statement.

Opinion of the Special Committee's Financial Advisor, page 40

6.	Disclosure in Annex C (Benchmark's opinion) indicates that "[t]his Opinion is addressed to, and is intended for the use, information and benefit of the Special Committee, solely in its capacity as such, and may not be used for any other purpose without our prior written consent." Please disclose in the proxy statement, if true, that Benchmark has consented to use of its materials in the filing.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 43 of the Revised Proxy Statement.

7.	Refer to the second paragraph on page 42. With a view towards disclosure, please supplementally advise whether there existed any material relationship during the past two years, and any compensation received as a result of such relationship, between (i) Benchmark, its affiliates and/or unaffiliated representatives and (ii) the Company or its affiliates in addition to the current disclosure describing the US$330,000 opinion fee.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 44 of the Revised Proxy Statement.

Financial Information, page 86

8.	We note that a Form 6-K was filed on July 26, 2022 containing the unaudited financial results for the six months ended June 30, 2022. Please revise this section to disclose the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 88, 89 and 90 of the Revised Proxy Statement.

* * * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang
Stephanie Tang

cc:	Ke Chen, Chairman of the Special Committee of the Board of Directors of Glory Star New Media Group Holdings Limited

Michael S. Jacobs, The Benchmark Company, LLC

Frank Sun, Latham & Watkins LLP

Benjamin Su, Latham & Watkins LLP

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2022 with respect to the Schedule 13E-3, File No. 005-90609 (the “Schedule 13E-3”) filed on August 8, 2022 by the Company and the other filing persons named therein, the Company hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Glory Star New Media Group Holdings Limited

By:	/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chairman of the Special Committee

[GSMG - Signature Page to Acknowledgement]